August 16, 2019

John Sheehan
Chief Financial Officer
Terex Corporation
200 Nyala Farm Road
Westport, CT 06880

       Re: Terex Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 25, 2019
           Form 10-Q for the Quarterly Period Ended June 30, 2019
           Filed July 30, 2019
           File No. 001-10702

Dear Mr. Sheehan:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Notes To Consolidated Financial Statements
Note B   Business Segment Information, page F-17

1. Please revise future filings to present separately revenues from external customers attributed to your country of domicile. Also, when material, separately disclose the revenues from external customers attributed to an individual foreign country. Refer to
      ASC 280-10-50-41(a).
 John Sheehan
Terex Corporation
August 16, 2019
Page 2
Form 10-Q for the Six Months Ended June 30, 2019

Note B   Business Segment Information, page 11

2. We note on page 8 and throughout the filing that you sold a portion of your Cranes segment and that you are now reporting your business in two segments. We further note that your utilities business has been consolidated within your AWP segment, your pick and carry cranes business has been consolidated within your MP segment, and your rough terrain and tower cranes businesses have been consolidated within Corporate and Other.
         So that we may better understand your assessment of your operating segments and how you comply with ASC 280, please explain to us why you believe that each of these businesses have economic characteristics similar to the other operating segments within the AWP and MP reportable segments and how they meet the requirements to be aggregated in accordance with ASC 280-10-50-11.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tara Harkins at (202)-551-3639 or Lynn Dicker, Senior Accountant, at
(202)-551-3616 with any questions.



FirstName LastNameJohn Sheehan                              Sincerely,
Comapany NameTerex Corporation
                                                            Division of
Corporation Finance
August 16, 2019 Page 2                                      Office of
Electronics and Machinery
FirstName LastName